UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Spindle, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

848543 104
(CUSIP Number)

April 28, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 848543 104

1.	Name of Reporting Persons.
David Ide

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power 4,550,000 (1)

	6.	Shared Voting Power 4,606,701 (1) (2)

	7.	Sole Dispositive Power 4,550,000 (1)

	8.	Shared Dispositive Power 4,606,701 (2).

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,606,701 (1) (2)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (11) 12.0%.(3)

12.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 4,000,000 shares of common stock owned of record by Mr. Ide. (ii) warrants to purchase an additional 250,000 shares of common stock and up to 300,000 shares of common stock underlying options owned of record by Mr. Ide. The warrants are currently exercisable at an exercise price of $1.00 per share and expire on November 13, 2021.  Also includes vested qualified options to purchase up to 300,000 shares of common stock.  The options are exercisable at an exercise price of $0.50 per share and expire on December 31, 2022.

(2)

Includes 56,701 shares of common stock owned of record by Spindle Mobile, Inc.  Voting and investment authority with regard to the shares held by Spindle Mobile, Inc. is held by Mr. Ide, the sole officer and director of Spindle Mobile, Inc.

(3)

Based on 37,951,315 shares of common stock of the Issuer issued and outstanding as of April 15, 2014.

Item 1.

(a)  Name of Issuer

The name of the issuer is Spindle, Inc. (the “Issuer”).

(b)  Address of Issuer’s Principal Executive Offices

The principal executive office is located at 8700 East Vista Bonita Drive, Suite 260, Scottsdale, AZ 85255.

Item 2.

(a)  Name of Person Filing

The name of the reporting person is David Ide (the “Reporting Person”).

(b)  Address of Principal Business Office, or, if None, Residence

The principal business address of the Reporting Person is 8700 East Vista Bonita Drive, Suite 260, Scottsdale, AZ 85255.

(c)  Citizenship

The Reporting Person is a citizen of the U.S.A.

(d)  Title of Class of Securities

This Schedule 13G relates to the common stock, par value $0.001 per share (the “Common Stock”), of the Issuer.

(e)  CUSIP No.

848543 104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a)  Amount Beneficially Owned: See Item 9 on the cover page hereto.

(b)  Percent of Class: See Item 11 on the cover page hereto.

(c)  Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote: See Item 5 on the cover page hereto.

(ii)  Shared power to vote or to direct the vote: See Item 6 on the cover page hereto.

(iii)  Sole power to dispose or to direct the disposition of: See Item 7 on the cover page hereto.

(iv)  Shared power to dispose or to direct the disposition of: See Item 8 on the cover page hereto.

Item 5.  Ownership of Five Percent or less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

To the knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2014

/s/ David Ide

David Ide